UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                            Trident Rowan Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   89614K 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 22, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

-----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 89614K 10 6                13D                       Page 2 of 8 Pages
--------------------------------------------------------------------------------



        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ren Investment International Ltd.
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |_|
                                                                  (b) |_|
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
------- ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
------- ------------------------------------------------------------------------
NUMBER OF                        SOLE VOTING POWER
                         7
SHARES                           10,935,580
                       ------    -----------------------------------------------
BENEFICIALLY                     SHARED VOTING POWER
                         8
OWNED BY                         N/A
                       ------    -----------------------------------------------
EACH                             SOLE DISPOSITIVE POWER
                         9
REPORTING                        10,935,580
                       ------    -----------------------------------------------
PERSON WITH                      SHARED DISPOSITIVE POWER
                         10
                                 N/A
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,935,580
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.62%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89614K 10 6                13D                       Page 3 of 8 Pages
--------------------------------------------------------------------------------


        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jingwei (Jeffrey) Kang
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |_|
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        N/A
------- ------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Peoples Republic of China
------- ------------------------------------------------------------------------
NUMBER OF                        SOLE VOTING POWER
                         7
SHARES                           37,261,978
                       ------    -----------------------------------------------
BENEFICIALLY                     SHARED VOTING POWER
                         8
OWNED BY                         N/A
                       ------    -----------------------------------------------
EACH                             SOLE DISPOSITIVE POWER

REPORTING                9
                                 37,261,978
                       ------    -----------------------------------------------
PERSON WITH                      SHARED DISPOSITIVE POWER
                        10
                                 N/A
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,261,978
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          83.8%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

Item 1.      Security and Issuer.

             This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Trident Rowan Group, Inc., a Maryland corporation (the "Company"). The address of the Company's principal executive office is c/o Comtech Group, Room 1001, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 5180 PRC.

Item 2.      Identity and Background.

             (a) This Schedule 13D is filed by Ren Investment International Ltd. ("Ren Investment"). Mr. Jingwei (Jeffrey) Kang is the sole director of Ren Investment and as such has sole dispositive and voting power over the shares of Common Stock owned by Ren Investment.

             (b) Ren Investment's business address is c/o Comtech Group, Room 1001, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 5180 PRC. Mr. Kang's business address is c/o Comtech Group, Room 1001, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 5180 PRC

             (c) Ren Investment is a holding company consisting of shareholders who are primarily employees of Comtech Group, a privately owned Cayman Islands company, which is now a wholly-owned subsidiary of the Company. Ren Investment invested in Comtech Group prior to its investment in the Company. Mr. Kang is the Chief Executive Officer and a Director of the Company.

             (d) During the past five years, neither Ren Investment nor Mr. Kang has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

             (e) During the past five years, neither Ren Investment, nor Mr. Kang has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) Ren Investment is an entity formed in the British Virgin Islands. Mr. Kang is a citizen of the Peoples Republic of China.

Item 3.      Source and Amount of Funds and Other Consideration.

             The shares were issued to Ren Investment by the Company in exchange for the transfer and assignment of 2,700,000 shares of Comtech Group, pursuant to the terms of a Share Exchange Agreement, dated May 25, 2004. A copy of such agreement is attached hereto as an exhibit.

Item 4.      Purpose of Transaction.

             Ren Investment acquired the shares pursuant to the Share Exchange Agreement. The purpose of the acquisition and the exchange was for the Company to obtain 100% ownership of Comtech Group, which has business operations in China.

             Ren Investment does not have any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Company;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

                                                               Page 5 of 8 Pages

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;
(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or
(j) any similar action to those enumerated above.

Item 5.  Interest in Securities of the Company.

             (a) Ren Investment is the beneficial owner of an aggregate of 10,935,580 shares of Common Stock, representing approximately 24.62% of the total issued and outstanding shares of Common Stock of the Company. Mr. Kang in his capacity as sole director of Ren Investment is the beneficial owner of 10,935,580 shares of Common Stock, and in his capacity as a shareholder and sole director of Comtech Global Investment Ltd. ("Comtech Global") is the beneficial owner of 26,326,398 shares of Common Stock.

             (b) Ren Investment has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 10,935,580 shares of Common Stock beneficially owned by it. Mr. Kang has voting power and dispositive power over (i) ) the shares of Common Stock owned by Ren Investment International Ltd. in his capacity as the sole director of Ren Investment International Ltd. and (ii) the shares of Common Stock owned by Comtech Global in his capacity as a shareholder and sole director of Comtech Global.

             (c) Other than the acquisition of the shares as reported in this
Schedule 13D, neither Ren Investment nor Mr. Kang has effected any transactions in the Common Stock of the Company in the past 60 days.

             (d) To the knowledge of Ren Investment and Mr. Kang, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

             (e) Not applicable.

             Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with the transactions contemplated by the Share Exchange Agreement, the Company and each of Emanuel Arbib, Gianni Bulgari, Mark S. Hauser and Mark B. Segall, and Comtech Global Investment Ltd., Purple Mountain Holding Ltd. and Ren Investment International Ltd. (the "Stockholders") executed and delivered a stockholders' agreement to provide for the designation and voting by them of persons to serve on the Company's Board of Directors. Pursuant to the stockholders' agreement, during the two-year period commencing on July 22, 2004, Messrs. Arbib, Bulgari, Hauser and Segall, and the Stockholders will be permitted to designate two and five persons, respectively, for nomination at each annual meeting of the Company's stockholders, and will be required to vote their shares of Common Stock for all such nominees. A copy of the stockholders' agreement is attached to this Schedule 13D.

                                                               Page 6 of 8 Pages

Item 7.      Materials to be Filed as Exhibits.

(1)      Share Exchange Agreement, dated July 22, 2004
(2)      Stockholders Agreement, dated July 22, 2004

                                                               Page 7 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   August 2, 2004                       Ren Investment International Ltd.

                                              By:  /s/ J. Kang
                                                   -----------------------------
                                              Name:  Jingwei (Jeffrey) Kang
                                              Title: Sole Director

                                                               Page 8 of 8 Pages

                                  EXHIBIT INDEX

(1) Share Exchange Agreement, dated July 22, 2004
(2) Stockholders Agreement, dated July 22, 2004